Contactar

www.linkedin.com/in/francisco-
martin-toro-7a481715b (LinkedIn)

Languages

Ingles (Full Professional)
Español (Native or Bilingual)

Publications

GlobalPeak exchange

Francisco Martin Toro

Co-Founder at Pago (YC S19)
Barcelona, Cataluña, España

Extracto

YCombinator s19

___

Experiencia

Pago
4 años 9 meses

COO
enero de 2019 - Present (4 años 9 meses)

CMO
enero de 2019 - Present (4 años 9 meses)
Bahía de San Francisco y alrededores, Estados Unidos

Web3 money transfers to Latin America. Fast, easy and fun!

We're backed by world leading investors, including Y Combinator.

Y Combinator
Entrepreneur
mayo de 2019 - agosto de 2019 (4 meses)
Bahía de San Francisco y alrededores, Estados Unidos

Globalpeak crypto exchange
Co Founder
marzo de 2017 - agosto de 2019 (2 años 6 meses)
Barcelona, Cataluña, España

Casa de cambio online para compra y ventas de criptomonedas

___

Educación

Universidad 'Santa María'
Licenciatura, Comunicación empresarial · (2009 - 2014)

Y Combinator

S19, Grocery Delivery as remittance · (2019 - 2019)